Exhibit 99.1

Name and Address of Reporting Person:	Valinor Management, L.P.
510 Madison Avenue, 25th Floor
New York, NY 10022

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Earliest Transaction to be Reported
(Month/Day/Year):	August 9, 2018

Footnotes to Form 4

(1) Represents the number of shares paid by the Issuer as the drawdown fee pursuant to that certain Backstop Agreement, dated April 11, 2018, as amended on August 3, 2018, by and between the Issuer and Valinor Management, L.P. (“Valinor Management”) filed by Valinor Management as Exhibit 3 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Backstop Agreement”) and the Issuer entered into in connection with a private offering by the Issuer of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and warrants.

(2) Represents 4,179,590 shares directly held by Valinor Capital Partners, L.P. (“Valinor Capital”) (including 342,892 shares issuable pursuant to that certain Agreement and Plan of Merger, dated April 17, 2017, by and among Harmony Merger Corporation, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members (the “Merger Agreement”) upon the satisfaction of certain milestones).   Valinor Management serves as investment manager to Valinor Capital. David Gallo is the Founder, Managing Partner, and Portfolio Manager of Valinor Management and is the managing member of Valinor Associates, LLC (“Associates”), which serves as general partner to Valinor Capital.  Each of Valinor Management, Associates and David Gallo may be deemed to beneficially own the securities held by Valinor Capital and each of Valinor Management, Associates and David Gallo disclaims beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest.

(3) Represents 11,891,915 shares directly held by Capital Partners Offshore Master (including 975,608 shares issuable pursuant to the Merger Agreement upon the satisfaction of certain milestones).  Valinor Management serves as investment manager to Capital Partners Offshore Master.  David Gallo is the Founder, Managing Partner, and Portfolio Manager of Valinor Management and is the managing member of Associates, which serves as general partner to Capital Partners Offshore Master.  Each of Valinor Management, Associates, and David Gallo may be deemed to beneficially own the securities held by Capital Partners Offshore Master and each of Valinor Management, Associates and David Gallo disclaims beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest.

(4) Subject to certain adjustments as specified in the Certificate of Designations, filed by Valinor Management as Exhibit 4 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Certificate of Designations”).

(5) Represents 887 shares of Series A Preferred Stock purchased for $1,000 per share and 18 shares of Series A Preferred Stock paid as the origination fee, in each case pursuant to the Series A Convertible Preferred Stock Purchase Agreement, dated August 3, 2018, filed by Valinor Management as Exhibit 6 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Purchase Agreement”), which are together convertible initially into 120,667 shares of Common Stock subject to adjustments, including for dividends, as specified in the Certificate of Designations.

(6) The Issuer has the option to convert all, but not less than all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 per share, subject to adjustments, on any date on which the volume weighted average trading price of Common Stock for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per shares, subject to adjustments and certain terms and conditions, pursuant to the Certificate of Designations.  The Issuer must convert all shares of Series A Preferred Stock into shares of Common Stock at a conversion price of $7.50 on the earlier of (i) 10 business days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments as specified in the Certificate of Designations.

(7)  Represents 2,522 shares of Series A Preferred Stock purchased for $1,000 per share and 50 shares of Series A Preferred Stock paid as the origination fee, in each case, pursuant to the Purchase Agreement, which together are convertible initially into 342,933 shares of Common Stock subject to adjustments as specified in the Certificate of Designations.

(8) Subject to certain adjustments as specified in the Warrant Agreement, dated August 9, 2018, by and between Valinor Management and the Issuer, filed by Valinor Management as Exhibit 5 to Amendment No. 4 to Schedule 13D on August 13, 2018 (the “Warrant Agreement”).

(9) Exercisable by holder before on August 9, 2021.  Prior to such date, the Issuer can force mandatory exercise if the volume weighted average trading price of shares of Common Stock for each trading day during any 60 of the 90 prior trading days is equal to or greater than 175% of $7.50 per share of Common Stock, subject to adjustments as specified in the Warrant Agreement.

(10) Represents warrants issued with the shares of Series A Preferred Stock for no additional consideration, pursuant to the Warrant Agreement and in connection with the Backstop Agreement, which are exercisable initially into an equal number of shares of Common Stock, subject to adjustments as specified in the Warrant Agreement.